Exhibit 99.1

Alithya reports strong revenue growth and continued margin

improvement in its Fiscal 2019 4th quarter and annual results

The accelerated and successful integration of the Edgewater Technology acquisition strongly contributed to revenue growth and gross margin expansion

Q4-2019 Highlights

•	Revenues increased 79.5% to $72.6 million, compared to $40.5 million for the same quarter last year

•	US operations generated solid organic growth of 6.0% on a comparable basis

•	Gross margin increased to 29.3%, from 22.1% for the same quarter last year

•	Adjusted EBITDA reached $2.2 million, up 14.6%

2019	Highlights

•	Revenues increased 31.5% to $209.5 million, compared to $159.3 million for the same period last year,

•	Gross margin increased to 25.9%, compared to 21.8% last year

•	Company invested in expanding its corporate capabilities, pursuant to its stock market listing and development strategy, hence adjusted EBITDA decreased to $6.2 million, from $10.2 million

•	Solid financial position with net debt of only $8.7 million at year end

•	Solid underlying business with further client and geographic diversification

•	Several new bookings from joint business opportunities as a result of cross-selling initiatives with US acquisition

•	Performance and integration of Edgewater Technology progressing faster than planned

MONTREAL, QUEBEC (June 19, 2019) – Alithya Group inc. (TSX: ALYA) (NASDAQ: ALYA) (“Alithya” or the “Company”), a leader in strategy and digital transformation with 2,000 highly skilled professionals and offering business solutions across Canada, the US and Europe, reported today its results for the fourth quarter and 2019 fiscal year ended March 31, 2019. All amounts are in Canadian dollars unless otherwise stated.

Summary of the financial results for the 4th quarter and 2019 fiscal year

Financial Highlights (in thousands of $, except per share information and margin)	F2019-Q4	F2018-Q4	F2019	F2018
Revenues	72,643	40,461	209,478	159,290
Gross Margin	21,252	8,935	54,276	34,693
Gross Margin (%)	29,3%	22,1%	25.9%	21.8%
Adjusted EBITDA(1)	2,227	1,949	6,209	10,227
Net loss	(2,730)	(3,399)	(12,475)	(7,224)

(1)	This is a non-IFRS financial measure. Please refer to the “Non-IFRS Measures” section at the end of this press release and in the MD&A.

“We finished the year with strong results and are very pleased with the faster integration progress of Edgewater Technology, after only 5 months. The contribution of Edgewater Technology exceeded our expectations and was an important contributor to fourth quarter results, which fueled revenue growth by 79.5% to $72.6 million. Revenues in our Canadian operations remained stable as project timing variations with some larger customers were offset by important wins with new and existing customers, reflecting our transformation towards higher value business offerings, as well as by the progressive replacement of subcontractors by permanent employees,” said Paul Raymond, CEO of Alithya.

“For the quarter, gross margin increased to 29.3%, from 22.1% last year, driven by the contribution of Edgewater Technology as well as by the direct effect in Canada of management’s long-term strategy to transition the business towards higher value-added revenue streams. Adjusted EBITDA increased year-over-year and should progressively continue to improve as the overhead expenses related to Edgewater Technology decrease and operational synergies continue to materialize.”

Fourth Quarter Results

Revenues amounted to $72.6 million up $32.1 million, or 79.5%, from $40.5 million for the same period last year. The Edgewater Technology acquisition accounted for $32.2 million of the increase. The rapid and efficient integration allowed us to generate solid organic growth of 6.0%, in US dollars, year over year on a comparable basis. Slowdowns or delayed starts with certain larger clients were also replaced by similar increases in higher margin revenues from new and existing clients which, together with the Edgewater acquisition, gradually increase client and segment diversification.

Revenues from Canada, the United States and Europe represented 53.0%, 40.7% and 6.3% of total revenues in the fourth quarter of fiscal 2019. For the same period last year, Canada and Europe represented 92.7% and 7.3%, respectively.

Gross margin in the quarter amounted to $21.3 million, up $12.4 million, or 137.9%, from $8.9 million for the same period last year. The Edgewater Technology acquisition accounted for $12.0 million of the increase. The gross margin increased to 29.3%, from 22.1% for the same period last year. The significant increase was primarily due to the Edgewater Technology acquisition, with a robust margin of 37.3%. Alithya’s core business increased its gross margin by 80 basis points reflecting management’s long-term strategy to transition the business towards higher value-added digital transformation revenue streams.

Selling, general and administrative expenses totaled $20.2 million, an increase of $11.3 million, or 126.1%, from $8.9 million for the same period last year. The Edgewater Technology acquisition accounted for $9.7 million of the increase. In addition, the increase also included $1.2 million in employee compensation costs, as Alithya increased its corporate headcount in order to adequately manage the additional duties related to becoming a public company. This increase was partially offset by a $0.7 million decrease in share-based compensation. On a combined pro forma basis, total adjusted selling, general and administrative expenses decreased significantly compared to the same quarter last year. As planned, management targets to decrease administrative expenses related to Edgewater Technology over the next three quarters.

Adjusted EBITDA amounted to $2.2 million, up $0.3 million, or 14.6%, from $1.9 million for the same period last year. The positive contribution from the Edgewater Technology acquisition was partially offset by a combination of non-recurring and recurring expenses related to becoming a public company and expanding the business. Adjusted EBITDA Margin stood at 3.1%, compared to 4.8% for the same period last year.

Net loss was $2.7 million, or $0.08 per share, an improvement of $0.7 million, from $3.4 million, or $0.15 per share for the same period last year. This improvement was due to decreased business acquisition and integration costs, severance, and share-based compensation, which was partially offset by increased amortization of intangibles and depreciation of property and equipment.

Fiscal 2019 Results

Revenues totaled $209.5 million, up $50.2 million, or 31.5%, compared to $159.3 million last year, primarily driven by the acquisition of Edgewater Technology. Slowdowns or delayed starts with certain larger clients were also replaced, by similar increases in higher margin revenues from new and existing clients.

Revenues from Canada, the United States and Europe represented 71.2%, 21.9% and 6.9% of total revenues in fiscal 2019. For fiscal 2018, Canada and Europe represented 93.4% and 6.6%, respectively.

Adjusted EBITDA amounted to $6.2 million, representing a decrease of $4.0 million, or 39.3%, from $10.2 million last year. This decrease is due to the non-recurring and recurring expenses related to becoming a public company and investments in expanding the business. Adjusted EBITDA Margin stood at 3.0%, compared to 6.4% last year.

Net loss was $12.5 million, or $0.34 per share, up $5.3 million from $7.2 million, or $0.31 per share for the same period last year. Increased business acquisition and integration costs and amortization of intangibles were partially offset by decreased share-based compensation and increased income tax recovery.

As at March 31, 2019 Alithya’s net debt position was $8.7 million. The Company had $16.3 million in cash, short-term deposits and restricted cash, and a total debt of $28.3 million, including long-term debt and the current portion of long-term debt.

Outlook

Management maintains its objective provided at the time of the Edgewater acquisition of achieving revenues in the range of $300 million to $320 million and adjusted EBITDA in the range of $22 million to $24 million, on a run rate and pro forma basis, by the third quarter of fiscal 2020.

Alithya has adopted a 3-5 year strategic plan which sets as a goal to become a North-American digital transformation leader, with the ambition of doubling the company’s size during this period. According to this plan, Alithya’s consolidated scale and scope should allow the company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target the fastest growing IT segments. In fact, Alithya’s specialization in digital technologies and the flexibility to either deploy enterprise solutions, or deliver solutions tailored to specific business objectives, responds directly to client expectations.

More specifically, the company has established a three-fold plan focusing on:

•	Increasing scale through organic growth and complementary acquisitions

•	Achieving best-in-class employee engagement

•	Providing our investors, partners and stakeholders with long-term growing return on investment

“We enter Fiscal 2020 with confidence as we now benefit from an expanded high-value service offering with the scale to target larger top-tier customers. This will allow us to continue to grow and to deliver our vision of becoming a strong North American strategy and digital transformation leader,” concluded Mr. Raymond.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.

Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3-5-year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of Edgewater and our operations.

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in Alithya’s annual and interim Management’s Discussion and Analysis and other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.

Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.

Non-IFRS Measures

This press release includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Please refer to the Management’s Discussion and Analysis for the quarter and the year ended March 31, 2019 for further details.

Conference call

Alithya will hold a conference call to discuss these results on June 19, 2019, at 9:00 AM Eastern Time. Interested parties can join the call by dialing 1-647-788-4922 (Toronto or overseas) or 1-877-223-4471 (elsewhere in North America). Parties unable to call in at this time may access a recording by calling 1-800-585-8367 and entering the passcode 8646409. This recording will be available on Wednesday, June 19, 2019 as of 1:00 PM Eastern Time until 11:59 PM Eastern Time on Wednesday, June 26, 2019.

About Alithya Group

Alithya Group inc. is a leader in strategy and digital transformation in North America. Founded in 1992, the Company can count on 2,000 professionals in Canada, the United States and Europe. Alithya’s integrated offering is based on four pillars of expertise: strategy services, application services, enterprise solutions and data and analytics. Alithya deploys solutions, services, and skillsets to craft tools tailored to its clients’ unique business needs in the Financial Services, Manufacturing, Energy, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors. Corporate responsibility is at the heart of Alithya’s management approach, and as such, the company is an advocate for good governance, workforce diversity and development, environment-friendly practices and social involvement in communities. To learn more, go to www.alithya.com.

Source:

Gladys Caron Vice President, Communications and Investor Relations

514 285-5552 # 2891

514 506-0654

gladys.caron@alithya.com

Note to readers: Management’s Discussion and Analysis, the annual audited consolidated financial statements and notes thereto for the year ended March 31, 2019 and Annual Report on Form 20-F are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.

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